EXHIBIT 99.1

Just Energy Reports Fiscal Fourth Quarter and Full Year 2021 Results

TORONTO, June 28, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced its fourth quarter and year end results for fiscal year 2021 ended March 31, 2021.

Recent Developments

As previously released, in February 2021, the State of Texas experienced extremely cold weather (“the Weather Event”), which, combined with sustained high prices for electricity, ultimately resulted in Just Energy receiving creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) and under Chapter 15 of the Bankruptcy Code in the United States. Protection under the CCAA and Chapter 15 allows Just Energy to continue to serve all its customers and operate the business while it restructures its balance sheet.

As part of the CCAA filing, the Company entered into a USD $125 million Debtor-In-Possession (“DIP Facility”) and qualifying support agreements with its largest commodity supplier and ISO services provider.

On June 16, 2021, Texas Governor Greg Abbot signed House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event. As previously announced, the Company continues to evaluate the recovery mechanisms authorized in HB 4492.

“We remain focused on our commitment to our customers, employees, partners, and our pursuit of growth in key markets,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. Mr. Gahn added, “We also continue to work with our valued stakeholders to advance Just Energy towards a successful restructuring.”

Key Developments

  Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 28% to $53.8 million in the fourth quarter of fiscal year 2021 compared to $74.6 million in the year ago period, primarily due to lower Base gross margin, partially offset by lower bad debt and lower expenses. Fiscal year 2021 Base EBITDA was $182.8 million, a 2% decrease from the prior fiscal year.

  Base gross margin, which excludes the financial impact to the Company of the Weather Event, was $130.7 million in the fourth quarter of fiscal year 2021, a 28% decrease as compared to $180.4 million in the year ago period. Fiscal year 2021 Base Gross Margin was $536.9 million, a decrease of 12% from the prior fiscal year.

  Total Mass Markets RCE was maintained at 1,187,000 during the fourth quarter of fiscal year 2021, which is the first time the count has remained flat since the first quarter of fiscal year 2019.

  Bad debt expense decreased by 45% to $7.3 million in the fourth quarter of fiscal year 2021 compared to $13.2 million in the year ago period. Fiscal year 2021 bad debt expense was $34.3 million, a decrease of 57% from the prior fiscal year.

  The Company ended the year with $247.5 million of total liquidity available, comprised of cash and cash equivalents of $216.0 million and $31.5 million available under the DIP Facility, which was drawn on April 6, 2021.

  Loss from continuing operations was $402.8 million in fiscal year 2021, inclusive of the $418.4 million (USD $330.3 million) loss from the Weather Event, the unrealized gain of derivative instruments, and the impairment of goodwill and intangible assets.
Fiscal Fourth Quarter Financial Highlights:
For the three months ended March 31
$ in thousands, except customer data	Fiscal 2021	Fiscal 2020	Change
Sales	$689,064	$776,921	-11%
Base gross margin[1]	$130,699	$180,420	-28%
Base EBITDA[2]	$53,794	$74,632	-28%
Total net Mass Markets (RCE) additions	0	(46,000)	NMF[3]
Total net Commercial (RCE) additions	(19,000)	(75,000)	NMF[3]
Full Year Financial Highlights:
For the years ended March 31
$ in thousands, except customer data	Fiscal 2021	Fiscal 2020	Change
Sales	$2,740,037	3,153,652	-13%
Base gross margin[1]	$536,858	$610,580	-12%
Base EBITDA[2]	$182,831	$185,836	-2%
Unlevered free cash flow[2]	$90,822	$103,345	-12%
Total liquidity	$247,489	$87,200	184%
RCE Mass Markets count	1,187,000	1,323,000	-10%
RCE Commercial count	1,757,000	2,065,000	-15%

1 “Base gross margin” represents gross margin adjusted to include the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus has included them in the Base gross margin calculation.
2See “Non-IFRS financial measures”
3Not a meaningful figure.

  Sales: Fourth quarter decline was primarily driven by a decrease in the customer base from the prior comparable quarter resulting from the shift in focus to the Company’s strategy to increase the onboarding of high quality of customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic; and competitive pressures on pricing in the United States

  Base gross margin: Decrease in the fourth quarter, excluding the financial impact to the Company of the Weather Event, was primarily driven by a decline in the customer base.

  Base EBITDA: Decrease in the fourth quarter, excluding the financial impact to the Company of the Weather Event, was driven by lower Base gross margin, partially offset by a current year reduction in bad debt expense, as well as lower administrative, commission and selling expenses.

  Unlevered free cash flow: Fiscal 2021 decrease in the unlevered free cash flow was primarily driven by payments to ERCOT associated with the Winter Weather Event, partially offset by the stay of payables as at March 9, 2021 related to the CCAA filing.
Fiscal Fourth Quarter Expense Detail:
For the three months ended March 31
($ thousands)	Fiscal 2021	Fiscal 2020	Change
Administrative expenses[1]	$29,884	$46,051	-35%
Selling commission expenses	$28,295	$36,983	-23%
Selling non-commission and marketing expense	$14,086	$16,584	-15%
Bad debt expense	$7,301	$13,197	-45%

1 Includes $0.07 million and $6.1 million of strategic review costs for the third quarter of fiscal 2021 and 2020, respectively.

  Administrative expenses: Excluding expenses related to the strategic review, administrative expenses decreased by 25% to $29.8 million for the three months ended March 31, 2021, compared to $39.9 million for the three months ended March 31, 2020 due to lower employee related costs and lower professional fees.

  Selling commission expenses: Decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by the COVID-19 pandemic and lower commercial segment driven by the competitive price pressures and the impact of the COVID-19 pandemic.

  Selling non-commission and marketing expenses: Decline was the result of cost reductions from the shutdown of the internal door-to-door sales channel and continued focus on cost containment, partially offset by increased investment in digital marketing.

  Bad debt expense: Decrease was a result of enhanced operating controls and operational processes implemented in Fiscal 2020 and release of previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.

Mass Markets Segment Performance

Mass Markets Operating Highlights:
	Fiscal 2021	Fiscal 2020	Change
Mass Markets gross margin on added/renewed (full year)	$307/RCE	$311/RCE	-1%
Embedded gross margin[1] ($ millions)	$1,026	$1,380	-26%
Total gross (RCE) additions	66,000	48,000	38%
Attrition (trailing 12 months)	15%	25%	-40%
Renewals (trailing 12 months)	74%	73%	1%

1See “Non-IFRS financial measures”

  Average Mass Markets gross margin per RCE added or renewed: The decrease in the average gross margin added and renewed is primarily related to unfavourable foreign exchange fluctuations.
  Mass Markets embedded gross margin: The decline resulted from the decline in the customer base and the unfavorable foreign exchange fluctuations.
  Mass Markets gross RCE additions: The increase was driven by continued growth in the digital marketing channel as well improved offerings.
  Mass Markets attrition rate: The improvements in attrition reflect the benefits of focus on sales to higher quality customers and increased focus on the customer experience.
  Mass Markets renewal rate: The increase in the renewal rate was driven by improved retention offerings and increased focus on the customer experience

Mass Markets RCE Summary:

MASS MARKETS	4/1/2020	Additions	Attrition	Failed to renew	3/31/2021	Change
Gas	349,000	7,000	(46,000)	(27,000)	283,000	-19%
Electricity	974,000	159,000	(144,000)	(85,000)	904,000	-7%
Total Mass Markets RCEs	1,323,000	166,000	(190,000)	(112,000)	1,187,000	-10%

Commercial Segment Performance

Commercial Operating Highlights:
	Fiscal 2021	Fiscal 2020	Change
Commercial gross margin on added/renewed (full year)	$72/RCE	$91/RCE	-21%
Embedded gross margin[1]($ millions)	$366	$428	-14%
Total gross commercial (RCE) additions	79,000	85,000	-7%
Attrition (trailing 12 months)	12%	11%	9%
Renewals (trailing 12 months)	51%	56%	-9%

1See “Non-IFRS financial measures

  Average Commercial gross margin per RCE added or renewed: The decrease resulted from a larger proportion of Canadian Commercial RCEs signed on Index products
  Commercial embedded gross margin: The decline resulted from the decrease in the customer base and unfavourable exchange rate fluctuations.
  Commercial gross RCE additions: The increase was driven by the easing of selling constraints posed by the COVID-19 pandemic.
  Commercial attrition rate: The increase reflects a competitive pricing market for commercial customers.
  Commercial renewal rate: The decrease reflects a competitive market with competitors pricing aggressively and Just Energy’s focus on retaining longer-term, profitable customers rather than pursuing low margin sales.

Commercial RCE Summary:

COMMERCIAL	4/1/2020	Additions	Attrition	Failed to renew	3/31/2021	Change
Gas	397,000	52,000	(49,000)	(27,000)	373,000	-6%
Electricity	1,668,000	142,000	(197,000)	(229,000)	1,384,000	-17%
Total Commercial RCEs	2,065,000	194,000	(246,000)	(256,000)	1,757,000	-15%

Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the implementation of HB 4492 by the Commission, the establishment of financing mechanisms for the payment of the (i) ancillary service charges above US $9,000/MWh during the extreme weather event in Texas in February 2021 (the “Weather Event”); (ii) reliability deployment price adders charged by the Electric Reliability Council of Texas, Inc. (“ERCOT”) during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”) incurred by load-serving entities, and whether the Company may ultimately recover any amount of Costs. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the Commission deciding against establishing financing mechanisms to recover the Costs, Just Energy failing to meet the requirements under any rules established by the Commission with respect to financing mechanisms to recover the Costs, and any litigation with respect to the financing mechanism established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA proceedings with respect to the Company and similar legislation in the United States; the impact of any recovery of the Costs on the Company and/or its proceedings under CCAA and similar United States legislation; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Free cash flow” “Unlevered free cash flow” and “Embedded gross margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Annual Fiscal 2021’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.

Supplemental Tables:

Financial and operating highlights
For the years ended March 31.
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2021	Change	Fiscal 2020
Sales	$2,740,037	(13)%	$3,153,652
Base gross margin[1]	536,858	(12)%	610,580
Administrative expenses[2]	142,391	(15)%	167,936
Selling commission expenses	129,653	(9)%	142,682
Selling non-commission and marketing expense	49,868	(36)%	78,138
Bad debt expense	34,260	(57)%	80,050
Finance costs	86,620	(19)%	106,945
Profit (loss) from continuing operations[4]	(402,756)	NMF[3]	(298,233)
Base EBITDA[1]	182,831	(2)%	185,836
Total gross mass markets (RCE) additions	166,000	(37)%	262,000
Total gross commercial (RCE) additions	194,000	(57)%	454,000
Total net mass markets (RCE) additions	(136,000)	NMF[3]	(227,000)
Total net commercial (RCE) additions	(308,000)	NMF[3]	(16,000)

See “Non-IFRS financial measures” on page 7 of the MD&A.
2 Includes $3.7 million and $13.9 million of Strategic Review costs for fiscal 2021 and 2020, respectively.
3 Not a meaningful figure.
4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Balance sheet

(thousands of dollars)
	As at	As at
	3/31/2021	3/31/2020
Assets:
Cash	$215,989	$26,093
Trade and other receivables, net	340,201	403,907
Total fair value of derivative financial assets	35,626	65,145
Other current assets	163,405	203,270
Total assets	1,091,806	1,215,833

Liabilities:
Trade payables and other	$921,595	$685,665
Total fair value of derivative financial liabilities	75,146	189,706
Total long-term debt	655,740	782,003
Total liabilities	1,686,628	1,711,121

Summary of Cash Flows
For the years ended March 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Operating activities	$46,301	$41,137
Investing activities	(6,937)	(20,882)
Financing activities, excluding dividends	175,060	21,096
Effect of foreign currency translation	(24,527)	(1,026)
Increase in cash before dividends	189,896	42,377
Dividends (cash payments)	-	(26,172)
Increase (decrease) in cash	189,896	16,205
Cash and cash equivalents – beginning of period	26,093	9,888
Cash and cash equivalents – end of period	$215,989	$26,093